Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 245 Summer Street Boston MA 02210 617-563-7000
||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 4, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund III (the trust):
Growth Opportunities Portfolio File No. 033-54837

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Growth Opportunities Portfolio, a series of the trust in connection with the proposed acquisition by Growth Opportunities Portfolio of all of the assets of Growth Stock Portfolio, a series of Variable Insurance Products Fund II (File Nos. 033-20773 and 811-05511) and the assumption by Growth Opportunities Portfolio of the liabilities of Growth Stock Portfolio, solely in exchange for shares of Growth Opportunities Portfolio (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Growth Stock Portfolio. The Prospectus of Growth Opportunities Portfolio dated April 30, 2014 included in this filing is the Prospectus filed by the trust on April 21, 2014 as Post-Effective Amendment No. 49 to its registration on Form N-1A (File No. 033-54837).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on March 10, 2015. It is expected that the Proxy Statement will be mailed to shareholders on or about January 20, 2015, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than December 24, 2014. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-7037.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Jamie Plourde
Jamie Plourde
Legal Product Group